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                          July 7, 2022

       James Bernau
       Chief Executive Officer
       Willamette Valley Vineyards, Inc.
       8800 Enchanted Way SE
       Turner, Oregon 97392

                                                        Re: Willamette Valley
Vineyards, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265961

       Dear Mr. Bernau:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing